EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2017 Results

Revenue Up 81% Year-over-Year -- Company on Track for Strong Fourth Quarter

MISSISSAUGA, Ontario, Nov. 06, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2017 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“Over the last two years we have executed on a strategy to build long-term value and create an industry-leading enterprise with solid growth potential. We’ve refined and reduced costs on standardized products, taken advantage of many emerging market opportunities, accumulated a strong, diverse, multi-year backlog, brought in new investment capital, and delivered cutting-edge fuel cell solutions to mainstream rail and bus applications. It is gratifying to see these decisive steps beginning to show in our underlying operating results,” said Daryl Wilson, President and Chief Executive Officer. “Our successful partnerships with several Chinese certified integrators have led to an acceleration in heavy duty fuel cell shipments – a trend we see continuing in the quarters to come. At the same time, we delivered a previously-announced energy storage/generation system to the Electrical Generation Authority of Thailand, making the Lam Takhong Wind Hydrogen Hybrid Project the first megawatt-scale renewable energy facility in Southeast Asia. It will convert excess electricity from wind to hydrogen and then use our HyPM fuel cell power plant to generate 300 kilowatts of electricity for EGAT’s Learning Center, an energy-neutral building – marking yet another milestone project for us, the first in the region.

“We continue to explore further strategic initiatives in China with additional partners given the size and importance of the market opportunity there. We’re also pleased to see growing momentum in rail applications with our existing partner Alstom as well as elsewhere around the globe. Given Hydrogenics’ sizable backlog and ongoing business development initiatives, we remain confident of achieving solid revenue growth in 2017 and beyond. We have the right strategy in place to take Hydrogenics to the next level in its growth trajectory, and I am pleased that our financial performance is beginning to reflect the significant progress we are making.”

Summary of Results for the Quarter September 30, 2017

  Revenue rose 81% to $12.2 million in the third quarter of 2017 from $6.7 million in the prior-year period, reflecting a significant increase in deliveries of fuel cell mobility modules to China as well as increased sales revenue in the balance of the Power Systems segment and in the OnSite Generation segment.

  Hydrogenics ended the third quarter of 2017 with a backlog of $147.5 million, securing orders of $5.0 million for electrolyzer and fuel cell applications. Order backlog movement during the third quarter (in $ millions) was as follows:

	June 30, 2017 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2017 backlog
OnSite Generation	$28.3	$4.1	$0.7	$6.1	$27.0
Power Systems	123.8	0.9	1.9	6.1	120.5
Total	$152.1	$5.0	$2.6	$12.2	$147.5

  Of the above backlog of $147.5 million, the Company expects to recognize approximately $65 million during the following 12 months as revenue. In addition, revenue for the years ending December 31, 2017 and 2018 will include orders received and delivered in the balance of 2017 and 2018.

  Gross profit rose to $2.9 million in the current quarter from $1.0 million in the prior-year period, an increase of 190%. Gross margin expanded to 24% from 15% in 2016 primarily due to product mix, driven by a substantial increase in standard production batches within the Power Systems segment.

  Cash operating costs1 increased by $2.3 million, to $4.9 million, for the three months ended September 30, 2017, with the variance due to a $1.9 million increase in net research and development (“R&D”) expense as well as a $0.4 million SG&A increase (excluding compensation indexed to share price) as discussed below:

    Selling, general and administrative (“SG&A”) expense for the third quarter of 2017 increased $0.5 million compared to the prior-year period, primarily due to higher advertising and marketing costs within the Power Systems business segment.

    Net R&D expense increased principally due to a reduction in government-funded R&D year-over-year as shown below. Investment in R&D spending focused on multi-megawatt energy storage projects and mobility fuel cell applications, primarily for heavy duty commercial vehicles and rail fuel cell stack platforms.

Three months ended September 30,	2017	2016
Gross R&D expenses	$2.6	$3.1
Less: Government R&D funding	(0.4)	(2.8)
Net R&D expense	$2.2	$0.3

  The Company’s Adjusted EBITDA2 loss increased by $0.4 million, to $1.9 million, for the three months ended September 30, 2017 from a loss of $1.5 million in 2016. While gross profit rose $1.9 million year-over-year, this was more than offset by an increase in R&D spending and SG&A expense as noted above.

  Hydrogenics’ net loss was $2.0 million for the third quarter of 2017, an increase of $0.1 million from 2016. Net loss per share declined to $(0.13) per share for the three months ended September 30, 2017 from $(0.15) per share last year as a result of an increase in the weighted average number of common shares outstanding.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EST on November 6, 2017 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Selling, general and administrative expenses	$2,884	$2,365	$9,218	$7,719
Research and product development expenses	2,157	263	4,654	2,831
Total operating costs	$5,041	$2,628	$13,872	$10,550
Less: Amortization and depreciation	(101)	(98)	(314)	(298)
Less: DSUs recovery (expense)	(176)	(6)	(548)	100
Less: Stock-based compensation expense (including PSUs & RSUs)	(199)	36	(539)	(254)
Less: Loss on disposal of assets	-	-	(117)	-
Cash operating costs	$4,914	$2,560	$12,354	$10,098

Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30,
	2017	2016	2017	2016
Net loss	$(2,003)	$(1,899)	$(10,011)	$(7,353)
Finance loss	(138)	271	1,969	833
Amortization and depreciation	199	192	600	548
DSUs expense (recovery)	(176)	6	548	(100)
Stock-based compensation expense (including PSUs & RSUs)	199	(36)	539	254
Adjusted EBITDA	$(1,919)	$(1,466)	$(6,355)	$(5,818)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$18,345	$10,338
Restricted cash	1,241	405
Trade and other receivables	18,604	9,802
Inventories	18,298	17,208
Prepaid expenses	1,424	918
	57,912	38,671
Non-current assets
Restricted cash	725	535
Investment in joint ventures	2,771	1,750
Property, plant and equipment	3,710	4,095
Intangible assets	207	203
Goodwill	4,498	4,019
	11,911	10,602
Total assets	$69,823	$49,273

Liabilities
Current liabilities
Operating borrowings	$2,363	$2,111
Trade and other payables	9,950	7,235
Financial liabilities	5,552	3,939
Warranty provisions	1,386	1,221
Deferred revenue	15,954	10,788
	35,205	25,294
Non-current liabilities
Other non-current liabilities	9,329	9,262
Non-current warranty provisions	750	841
Non-current deferred revenue	2,541	3,494
	12,620	13,597
Total liabilities	47,825	38,891
Equity
Share capital	385,753	365,923
Contributed surplus	19,695	19,255
Accumulated other comprehensive loss	(2,266)	(3,623)
Deficit	(381,184)	(371,173)
Total equity	21,998	10,382
Total equity and liabilities	$69,823	$49,273

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues	$12,200	$6,733	$28,524	$20,260
Cost of sales	9,300	5,733	22,694	16,230
Gross profit	2,900	1,000	5,830	4,030

Operating expenses
Selling, general and administrative expenses	2,884	2,365	9,218	7,719
Research and product development expenses	2,157	263	4,654	2,831
	5,041	2,628	13,872	10,550

Loss from operations	(2,141)	(1,628)	(8,042)	(6,520)

Finance income (loss)
Interest expense, net	(464)	(439)	(1,387)	(1,310)
Foreign currency gains (losses), net(1)	58	139	513	(39)
Gain (Loss) from joint ventures	(87)	(78)	(258)	(26)
Other finance gains (losses), net	631	107	(837)	542
Finance income (loss), net	138	(271)	(1,969)	(833)

Loss before income taxes	(2,003)	(1,899)	(10,011)	(7,353)
Income tax expense	-	-	-	-
Net loss for the period	(2,003)	(1,899)	(10,011)	(7,353)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	409	249	1,357	446
Comprehensive loss for the period	$(1,594)	$(1,650)	$(8,654)	$(6,907)

Net loss per share
Basic and diluted	$(0.13)	$(0.15)	$(0.74)	$(0.59)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,003)	$(1,899)	$(10,011)	$(7,353)
Decrease (increase) in restricted cash	133	364	(869)	371
Items not affecting cash
Loss on disposal of assets	3	-	117	-
Amortization and depreciation	199	192	600	548
Unrealized other losses on hedging	-	-	-	-
Warrants	(631)	(106)	615	(522)
Unrealized foreign exchange losses (gains)	279	(41)	146	145
Unrealized loss (gain) on joint ventures	87	78	258	26
Accreted non-cash and unpaid interest and amortization of deferred financing fees	467	229	1,608	827
Stock-based compensation	199	(36)	540	254
Stock-based compensation - DSU’s	(176)	6	548	(100)
Net change in non-cash operating assets and liabilities	(7,005)	(1,336)	(4,858)	(6,326)
Cash used in operating activities	(8,448)	(2,549)	(11,306)	(12,130)

Investing activities
Investment in joint venture	-	-	(93)	-
Proceeds from disposals of property, plant and equipment	-	-	1,035	-
Purchase of property, plant and equipment	(180)	(1,275)	(2,255)	(2,178)
Receipt of IDF government funding	32	175	1,883	390
Purchase of intangible assets	(33)	-	(34)	(47)
Cash provided by (used in) investing activities	(181)	(1,100)	536	(1,835)

Financing activities
Common shares issued and stock options exercised, net of issuance costs	(40)	-	19,730	-
Interest repayment	-	(209)	(788)	(621)
Repayment of repayable government contributions	(1)	(55)	(113)	(163)
Principal repayment of long-term debt	-	-	(500)	-
Proceeds of operating borrowings	98	2,248	287	2,248
Repayment of operating borrowings	-	-	-	(1,077)
Cash provided by financing activities	57	1,984	18,616	387

Increase (decrease) in cash and cash equivalents during the period	(8,572)	(1,665)	7,846	(13,578)
Cash and cash equivalents - Beginning of period	27,161	11,579	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	(244)	83	161	177
Cash and cash equivalents - End of period	$18,345	$9,997	$18,345	$9,997

Supplemental disclosure
Interest paid	$1	$209	$615	$621

Investment in R&D spending focused on multi-megawatt energy storage projects and mobility fuel cell applications, primarily for heavy duty commercial vehicles and rail fuel cell stack platforms.